UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)*

ReWalk Robotics Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)

M8216Q-10-1
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. M8216Q-10-1	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS SCP Vitalife Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,105,266*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,105,266*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,266*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS SCP Vitalife Partners (Israel) II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 369,170*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 369,170*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,170*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS SCP Vitalife II Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,474,436*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,474,436*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,436*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS SCP Vitalife II GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,474,436*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,474,436*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,436**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS Winston J. Churchill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,616,962*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,616,962*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,962*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Jeffrey Dykan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,319*
	6.	SHARED VOTING POWER 1,616,962*
	7.	SOLE DISPOSITIVE POWER 11,319*
	8.	SHARED DISPOSITIVE POWER 1,616,962*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,628,281*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Abraham Ludomirski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,616,962*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,616,962*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,962*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSONS Wayne B. Weisman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,319*
	6.	SHARED VOTING POWER 1,616,962*
	7.	SOLE DISPOSITIVE POWER 11,319*
	8.	SHARED DISPOSITIVE POWER 1,616,962*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,628,281*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

**Based on 16,375,189 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of November 2, 2016 and calculated in accordance with the requirements of Rule 13d-3 under the Act.

Cusip No. M8216Q-10-1	13G	Page 10 of 13 Pages

Item 1(a).	Name of Issuer:

ReWalk Robotics Ltd. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Kochav Yokneam Building, Floor 6
P.O. Box 161, Yokneam Ilit L3 20692, Israel

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by SCP Vitalife Partners II, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife”), SCP Vitalife Partners (Israel) II, L.P., an Israeli limited partnership (“SCP Vitalife Israel”), SCP Vitalife II Associates, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife Associates”), SCP Vitalife II GP, LTD, a Cayman Islands company (“SCP Vitalife GP”), Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each of SCP Vitalife Partners, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners, 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners Israel, 32B Habarzel St., Ramat Hachayal, Tel Aviv 69710 Israel.

Messrs. Churchill and Weisman are United States citizens, Dr. Ludomirski is an Israeli citizen, and Mr. Dykan is a United States and Israeli citizen.

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”)

(e)	CUSIP Number:

M8216Q-10-1

Cusip No. M8216Q-10-1	13G	Page 11 of 13 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

SCP Vitalife beneficially owns 1,082,892 Ordinary Shares and warrants to purchase 22,374 Ordinary Shares.

SCP Vitalife Israel beneficially owns 361,682 Ordinary Shares and warrants to purchase 7,488 Ordinary Shares.

SCP Vitalife Associates, as the general partner of the foregoing entities, may be deemed to beneficially own 1,474,436 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase ordinary shares held by the foregoing entities. SCP Vitalife GP is the general partner of SCP Vitalife Associates and, as such, shares voting and dispositive power over, and may be deemed to beneficially own, the Ordinary Shares held by the foregoing entities.

Each of Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman share voting and dispositive power over, and may be deemed to beneficially own 1,616,962 Ordinary Shares, which consist of the 1,474,436 Ordinary Shares and warrants to purchase ordinary shares held by the foregoing entities, due to each of the foregoing individuals serving as a director of SCP Vitalife GP, as well as (i) 62,006 Ordinary Shares held by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), (ii) 20,506 Ordinary Shares held by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), (iii) 20,733 Ordinary Shares held by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”, and together with Vitalife Partners Overseas and Vitalife Partners Israel, the “Vitalife I Entities”) and (iv) 39,281 Ordinary Shares currently held by the Office of the Chief Scientist of the State of Israel, or the OCS, that the Vitalife I Entities have the right to acquire from the OCS, due to each of the foregoing individuals serving as a director of Vitalife Life Sciences Ltd., the general partner of Vitalife Partners Management L.P., which is the general partner of each of the Vitalife I Entities. Each of Messrs. Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman disclaims beneficial ownership over the Ordinary Shares and warrants to purchase ordinary shares held by the foregoing entities. In addition, each of Jeffrey Dykan and Wayne B. Weisman beneficially own 4,011 Ordinary Shares as a result of the vesting of restricted stock units and 7,308 Ordinary Shares as a result of the vesting of options that are currently exercisable or exercisable within 60 days.

Cusip No. M8216Q-10-1	13G	Page 12 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. M8216Q-10-1	13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 15, 2017

SCP VITALIFE PARTNERS II, L.P. SCP VITALIFE PARTNERS (ISRAEL) II, L.P. SCP VITALIFE II ASSOCIATES, L.P. SCP VITALIFE II GP, LTD WINSTON J. CHURCHILL JEFFREY DYKAN ABRAHAM LUDOMIRSKI WAYNE B. WEISMAN

SCP VITALIFE PARTNERS II, L.P.

By:	SCP Vitalife II Associates, L.P.
By:	SCP Vitalife II GP, LTD

By:	/s/ Jeffrey Dykan
Name:	Jeffrey Dykan
Title:	Director

For itself and on behalf of SCP Vitalife Partners (Israel) II, L.P., SCP Vitalife II Associates, L.P., SCP Vitalife II GP, Ltd, Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski and Wayne B. Weisman, pursuant to an agreement annexed as Exhibit 1 hereto.